Exhibit 8

Schedule of Transactions

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
10/15/08	37,269	$11.2829	$420,502

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
11/07/08	31,419	$14.1043	$443,143

*	Excludes Brokerage Commissions